60 MECCANICA ANNIVERSARY

ZONGSHEN Production Facility

Electra Meccanica Vehicles Corp.
NASDAQ: SOLO



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For more information, please contact:

102 East 1st Avenue
Vancouver, British Columbia
Canada V5T 1A4
www.EMVauto.com

